AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE U.S. EQUITY RESEARCH FUND, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Restated Investment Management Agreement (the “Agreement”) is made as of the 1st day of November, 2019, by and between T. ROWE PRICE U.S. EQUITY RESEARCH FUND INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price U.S. Equity Research Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”). Any terms used in this Amendment are defined as defined in the Agreement unless otherwise defined herein.

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into the Agreement dated as of November 2, 1994, and amended as of April 21, 1999, July 31, 2004, August 1, 2004, and June 1, 2019;

 WHEREAS, the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, has approved, effective November 1, 2019, to reorganize the T. Rowe Price Institutional U.S. Structured Research Fund (the “Institutional Fund”) into the Fund (the “Reorganization”);

 WHEREAS, the Fund’s Board of Directors and the Institutional Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Institutional Fund, have determined that, as a result of the Reorganization, it is in the best interest of the Fund, the Institutional Fund and their shareholders to limit the Manager’s management fees to the current management fee of the Institutional Fund, which is at the annual rate of 0.50% of the average daily net assets of the Institutional Fund;

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3.B. of the Agreement is amended to read as follows:

  3.  B. Fund Fee. The monthly Fund Fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.04% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Fund’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

 The Manager agrees to permanently waive a portion of its Fee to the extent the Fee exceeds 0.50% of the average daily net assets of the Fund.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE U.S. EQUITY RESEARCH FUND, INC.
/s/Shannon Hofher Rauser ___________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/Darrell N. Braman By:___________________________________ Darrell N. Braman, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Darrell N. Braman ____________________________________ Darrell N. Braman, Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher, Vice President

CAPS\Documents\Agreements\Investment Management Agreements\COF Amended Investment Management Agreement.docx